UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

R1 RCM Inc.

(Name of Issuer)

Common stock, par value $0.01 per share

(Title of Class of Securities)

77634L 105

(CUSIP Number)

New Mountain Capital, L.L.C.

1633 Broadway, 48th Floor

New York, New York 10019

(212) 720-0300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 21, 2022

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 77634L 105	Schedule 13D	Page 2 of 17

(1)	Names of reporting persons CoyCo 1, L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place or organization Delaware

Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0
	(8)	Shared voting power 124,864,016
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 124,864,016

(11)	Aggregate amount beneficially owned by each reporting person
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)
(13)	Percent of class represented by amount in Row (11) 30%*
(14)	Type of reporting person (see instructions) PN

*

Assumes 415,634,621 shares of common stock (the “Common Stock”) of R1 RCM Inc. (the “Issuer”) outstanding, based on (1) 279,704,879 shares of Old R1 (as defined below) common stock outstanding as of May 5, 2022 as reported by Old R1 in its Quarterly Report on Form 10-Q filed with the SEC on May 9, 2022 (the “10-Q”) and (2) 135,929,742 shares of Common Stock issued by the Issuer on June 21, 2022 in connection with the consummation of the Transactions (as defined below).

CUSIP No. 77634L 105	Schedule 13D	Page 3 of 17

(1)	Names of reporting persons CoyCo 2, L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place or organization Delaware

Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0
	(8)	Shared voting power 11,065,726
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 11,065,726

(11)	Aggregate amount beneficially owned by each reporting person
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)
(13)	Percent of class represented by amount in Row (11) 2.7%*
(14)	Type of reporting person (see instructions) PN

*

Assumes 415,634,621 shares of Common Stock outstanding, based on (1) 279,704,879 shares of Old R1 common stock outstanding as of May 5, 2022 as reported by Old R1 in the 10-Q and (2) 135,929,742 shares of Common Stock issued by the Issuer on June 21, 2022 in connection with the consummation of the Transactions.

CUSIP No. 77634L 105	Schedule 13D	Page 4 of 17

(1)	Names of reporting persons CoyCo GP, L.L.C.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place or organization Delaware

Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0
	(8)	Shared voting power 135,929,742
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 135,929,742

(11)	Aggregate amount beneficially owned by each reporting person 135,929,742
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)
(13)	Percent of class represented by amount in Row (11) 32.7%*
(14)	Type of reporting person (see instructions) OO

*

Assumes 415,634,621 shares of Common Stock outstanding, based on (1) 279,704,879 shares of Old R1 common stock outstanding as of May 5, 2022 as reported by Old R1 in the 10-Q and (2) 135,929,742 shares of Common Stock issued by the Issuer on June 21, 2022 in connection with the consummation of the Transactions.

CUSIP No. 77634L 105	Schedule 13D	Page 5 of 17

(1)	Names of reporting persons New Mountain Partners V (AIV-D), L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place or organization Delaware

Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0
	(8)	Shared voting power 135,929,742
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 135,929,742

(11)	Aggregate amount beneficially owned by each reporting person 135,929,742
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)
(13)	Percent of class represented by amount in Row (11) 32.7%*
(14)	Type of reporting person (see instructions) PN

*

Assumes 415,634,621 shares of Common Stock outstanding, based on (1) 279,704,879 shares of Old R1 common stock outstanding as of May 5, 2022 as reported by Old R1 in the 10-Q and (2) 135,929,742 shares of Common Stock issued by the Issuer on June 21, 2022 in connection with the consummation of the Transactions.

CUSIP No. 77634L 105	Schedule 13D	Page 6 of 17

(1)	Names of reporting persons New Mountain Investments V, L.L.C.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place or organization Delaware

Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0
	(8)	Shared voting power 135,929,742
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 135,929,742

(11)	Aggregate amount beneficially owned by each reporting person 135,929,742
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)
(13)	Percent of class represented by amount in Row (11) 32.7%*
(14)	Type of reporting person (see instructions) OO

*

Assumes 415,634,621 shares of Common Stock outstanding, based on (1) 279,704,879 shares of Old R1 common stock outstanding as of May 5, 2022 as reported by Old R1 in the 10-Q and (2) 135,929,742 shares of Common Stock issued by the Issuer on June 21, 2022 in connection with the consummation of the Transactions.

CUSIP No. 77634L 105	Schedule 13D	Page 7 of 17

(1)	Names of reporting persons New Mountain Capital, L.L.C.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place or organization Delaware

Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0
	(8)	Shared voting power 135,929,742
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 135,929,742

(11)	Aggregate amount beneficially owned by each reporting person 135,929,742
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)
(13)	Percent of class represented by amount in Row (11) 32.7%*
(14)	Type of reporting person (see instructions) OO

*

Assumes 415,634,621 shares of Common Stock outstanding, based on (1) 279,704,879 shares of Old R1 common stock outstanding as of May 5, 2022 as reported by Old R1 in the 10-Q and (2) 135,929,742 shares of Common Stock issued by the Issuer on June 21, 2022 in connection with the consummation of the Transactions.

CUSIP No. 77634L 105	Schedule 13D	Page 8 of 17

(1)	Names of reporting persons New Mountain Capital Group, L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place or organization Delaware

Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0
	(8)	Shared voting power 135,929,742
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 135,929,742

(11)	Aggregate amount beneficially owned by each reporting person 135,929,742
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)
(13)	Percent of class represented by amount in Row (11) 32.7%*
(14)	Type of reporting person (see instructions) PN

*

Assumes 415,634,621 shares of Common Stock outstanding, based on (1) 279,704,879 shares of Old R1 common stock outstanding as of May 5, 2022 as reported by Old R1 in the 10-Q and (2) 135,929,742 shares of Common Stock issued by the Issuer on June 21, 2022 in connection with the consummation of the Transactions.

CUSIP No. 77634L 105	Schedule 13D	Page 9 of 17

(1)	Names of reporting persons NM Holdings GP, L.L.C.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place or organization Delaware

Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0
	(8)	Shared voting power 135,929,742
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 135,929,742

(11)	Aggregate amount beneficially owned by each reporting person 135,929,742
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)
(13)	Percent of class represented by amount in Row (11) 32.7%*
(14)	Type of reporting person (see instructions) OO

*

Assumes 415,634,621 shares of Common Stock outstanding, based on (1) 279,704,879 shares of Old R1 common stock outstanding as of May 5, 2022 as reported by Old R1 in the 10-Q and (2) 135,929,742 shares of Common Stock issued by the Issuer on June 21, 2022 in connection with the consummation of the Transactions.

CUSIP No. 77634L 105	Schedule 13D	Page 10 of 17

(1)	Names of reporting persons Steven B. Klinsky
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place or organization United States of America

Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0
	(8)	Shared voting power 135,929,742
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 135,929,742

(11)	Aggregate amount beneficially owned by each reporting person 135,929,742
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)
(13)	Percent of class represented by amount in Row (11) 32.7%*
(14)	Type of reporting person (see instructions) IN

*

Assumes 415,634,621 shares of Common Stock outstanding, based on (1) 279,704,879 shares of Old R1 common stock outstanding as of May 5, 2022 as reported by Old R1 in the 10-Q and (2) 135,929,742 shares of Common Stock issued by the Issuer on June 21, 2022 in connection with the consummation of the Transactions.

CUSIP No. 77634L 105	Schedule 13D	Page 11 of 17

Item 1. Security and Issuer.

This Schedule 13D (this “Statement”) relates to shares of common stock, par value $0.01 per share (the “Common Stock”), of R1 RCM Inc. (the “Issuer”). The address of the principal executive offices of the Issuer is 434 W. Ascension Way, 6th Floor, Murray, Utah 84123.

Item 2. Identity and Background.

(a) This statement is filed by:

CoyCo 1, L.P., a Delaware limited partnership (“CoyCo 1”);

CoyCo 2, L.P., a Delaware limited partnership (“CoyCo 2”);

CoyCo GP, L.L.C., a Delaware limited liability company (“CoyCo GP”);

New Mountain Partners V (AIV-D), L.P., a Delaware limited partnership (“AIV-D”);

New Mountain Investments V, L.L.C., a Delaware limited liability company (“Investments V”);

New Mountain Capital, L.L.C., a Delaware limited liability company (“New Mountain Capital”);

New Mountain Capital Group, L.P., a Delaware limited partnership (“New Mountain Capital Group”);

NM Holdings GP, L.L.C., a Delaware limited liability company (“NM Holdings GP”); and

Steven B. Klinsky (collectively with CoyCo 1, CoyCo 2, CoyCo GP, AIV-D, Investment V, New Mountain Capital and NM Holdings GP, the “Reporting Persons”).

(b) The business address and principal office of each of the Reporting Persons is c/o New Mountain Capital, L.L.C. 1633 Broadway, 48th Floor, New York, New York 10019.

(c) The principal business of CoyCo 1 and CoyCo 2 is to invest in securities of the Issuer.

The principal business of CoyCo GP is to act as the general partner of CoyCo 1 and CoyCo 2.

The principal business of AIV-D is to make investments. AIV-D acts as the manager of CoyCo GP.

The principal business of Investments V is to make investments. Investments V has decision-making power over the disposition and voting of securities of portfolio investments of AIV-D.

The principal business of New Mountain Capital is managing private equity funds. New Mountain Capital also has voting power over the securities of portfolio investments of AIV-D.

The principal business of New Mountain Capital Group is to act as managing member of New Mountain Capital.

The principal business of NM Holdings GP is to act as general partner of New Mountain Capital Group.

Mr. Klinsky is the managing member of New Mountain Investments V and managing member of NM Holdings GP.

Because of their relationships, each of Mr. Klinsky, CoyCo GP, AIV-D, New Mountain Investments V, New Mountain Capital, New Mountain Capital Group, and NM Holdings GP may be deemed to beneficially own the Common Stock held by CoyCo 1 and CoyCo 2. Each of Mr. Klinsky, CoyCo GP, AIV-D, New Mountain Investments V, New Mountain Capital, New Mountain Capital Group, and NM Holdings GP expressly disclaim beneficial ownership over the securities held by CoyCo 1 and CoyCo 2 except to the extent of their pecuniary interest therein.

CUSIP No. 77634L 105	Schedule 13D	Page 12 of 17

(d), (e) During the last five years, none of the Reporting Persons (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Klinsky is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration.

The information set forth in Items 4 and 6 of this Statement is incorporated by reference in its entirety into this Item 4.

On January 9, 2022, CoyCo 1 and CoyCo 2 entered into a Transaction Agreement and Plan of Merger (the “Transaction Agreement”) with the Issuer, it’s then-parent R1 RCM Holdco Inc. (“Old R1”), Project Roadrunner Merger Sub Inc., a wholly owned subsidiary of the Issuer (“R1 Merger Sub”) and other parties named therein pursuant to which CoyCo 1 and CoyCo 2 contributed 100% of the equity of a blocker parent of their subsidiaries, which included Cloudmed, to the Issuer in exchange for 135,929,742 shares of Common Stock (the “Acquisition”), subject to certain adjustments following the Closing (as defined below) as set forth in the Transaction Agreement. Immediately prior to completion of the Acquisition, Old R1 merged with R1 Merger Sub, resulting in Old R1 becoming a subsidiary of the Issuer (such reorganization, together with the Acquisition, the “Transactions”). The Transactions were consummated on June 21, 2022 (the “Closing”).

Item 4. Purpose of Transaction.

The information set forth in Items 3 and 6 of this Statement is incorporated by reference in its entirety into this Item 4.

Pursuant to the Investor Rights Agreement (as defined below) CoyCo 1 and CoyCo 2 have designated Matthew Holt, Jeremy Delinsky and Kyle Armbrester as the NMC Designees (as defined below), and each currently serves on the Board (as defined below).

The Reporting Persons have engaged, and intend to continue to engage in a dialogue with the Issuer’s management, board of directors, other shareholders or third parties, regarding, among other things, the Issuer’s business, operations, strategies, plans, corporate governance, and related matters.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis and depending upon various factors, including, without limitation, the Issuer’s financial position and strategic direction, overall market conditions, the outcome of any discussions referenced above, other investment opportunities available to the Reporting Persons, and the availability of securities of the Issuer at prices that would make the purchase or sale of such securities desirable, the Reporting Persons may, subject to the terms of the Investor Rights Agreement, endeavor (i) to increase or decrease their respective positions in the Issuer through, among other things, the purchase or sale of securities of the Issuer, including through transactions involving Common Stock and/or other equity, debt, notes, other securities, or derivative or other instruments that are based upon or relate to the value of securities of the Issuer in the open market or in private transactions, on such terms and at such times as the Reporting Persons may deem advisable; and/or (ii) to enter into transactions that increase or hedge their economic exposure to the Common Stock without affecting their beneficial ownership of shares of Common Stock. In addition, the Reporting Persons may, at any time and from time to time, (A) review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto and (B) propose or consider one or more of the actions described in subparagraphs (a) - (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

The information contained in rows 7, 8, 9, 10, 11 and 13 on each of the cover pages of this Statement and the information set forth or incorporated in Items 2, 3, 4 and 6 is incorporated by reference in its entirety into this Item 5.

CUSIP No. 77634L 105	Schedule 13D	Page 13 of 17

(a) and (b) The percentages in this Item 5 and in other provisions of this Statement relating to beneficial ownership of Common Stock assume 415,634,621 shares of Common Stock outstanding, based on (1) 279,704,879 shares of Old R1 common stock outstanding as of May 5, 2022 as reported by Old R1 in its Quarterly Report on Form 10-Q filed with the SEC on May 9, 2022 and (2) 135,929,742 shares of Common Stock issued by the Issuer on June 21, 2022 in connection with the consummation of the Transactions..

(c) Other than pursuant to the Transactions, none of the Reporting Persons has effected any transaction in the shares of Common Stock during the past 60 days.

(d) No other person is known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock covered by this Statement.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer.

The information contained in Items 3 and 4 of this Statement is incorporated by reference in its entirety into this Item 6.

Investor Rights Agreement

Simultaneously with the Closing, CoyCo 1 and CoyCo 2 entered into an Investor Rights Agreement with the Issuer (the “Investor Rights Agreement”). Under the terms of the Investor Rights Agreement, for so long as CoyCo 1, CoyCo 2 and their affiliates own in aggregate at least (the “Ownership Threshold”) 101,947,306 shares of the Common Stock issued to CoyCo 1 and CoyCo 2 pursuant to the Transaction Agreement or 33% of the total number of shares of Common Stock then outstanding calculated assuming the full exercise of a warrant held TCP-ASC ACHI Series LLLP (“TCP-ASC”) (the “Diluted Common Shares”), CoyCo 1 and CoyCo 2 will be entitled to nominate to nominate three individuals (the “NMC Designees”) to the board of directors of the Issuer (the “Board”). The Investor Rights Agreement provides that so long as the Ownership Threshold is met, (i) one NMC Designee must be unaffiliated with NMC and (ii) two NMC Designees (which may include the NMC Designee described in clause (i)) must qualify as “independent” directors as defined in the listing standards of the Nasdaq Global Select Market (“Nasdaq”) (or other United States national securities exchange that the Common Stock is listed upon, if any) and applicable law.

For so long as CoyCo 1, CoyCo 2 and their affiliates hold less than such amount but the Ownership Percentage (calculated by dividing (i) the number of shares of Common Stock issued to CoyCo 1 and CoyCo 2 under the Transaction Agreement and issued pursuant to any preemptive rights pursuant the Investor Rights Agreement less any shares transferred to persons that are not funds managed by AIV-D or its affiliates by (ii) the Diluted Common Shares) exceeds 10%, then CoyCo 1 and CoyCo 2 will be entitled to nominate the greater of (x) such number of individuals to the Board in relative proportion to the Ownership Percentage (rounded down) and (y) two directors, and for so long as the Ownership Percentage is at least 5% but less than 10%, then CoyCo 1 and CoyCo 2 will be entitled to nominate the greater of (x) such number of individuals to the Board in relative proportion to the Ownership Percentage (rounded down) and (y) one director. Additionally, subject to applicable law and the listing standards of Nasdaq (or other United States national securities exchange that Company Common Stock is listed upon, if any), the Issuer will offer one NMC Designee (to be selected by the CoyCo 1 and CoyCo 2) an opportunity to, at the CoyCo 1 and CoyCo 2’s option, either sit on each regular committee of the Board or attend (but not vote) at the meetings of such committee as an observer.

For so long as there is at least one NMC Designee on the Board, each of CoyCo 1 and CoyCo 2 is required to vote all shares of Common Stock they own (i) in favor of any nominee or director nominated by the Board’s Nominating and Corporate Governance Committee (the “Governance Committee”) and (ii) against the removal of any director nominated by the Governance Committee. The Issuer has agreed not to amend or waive certain similar voting requirements that apply to TCP-ASC under a separate investor rights agreement it has entered into with the Issuer.

For so long as CoyCo 1, CoyCo 2 and their affiliates own in aggregate at least 101,947,306 shares of the Common Stock issued to CoyCo 1 and CoyCo 2 pursuant to the Transaction Agreement or 25% of the Diluted Common Shares, the Investor Rights Agreement requires the Issuer to obtain the approval of CoyCo 1 and CoyCo 2 before the Issuer or any of its subsidiaries, as applicable, take certain actions, including amending or modifying the Issuer’s certificate of incorporation or bylaws in any manner that adversely impacts the rights of holders of Common Stock, incurring certain indebtedness, selling, transferring or otherwise disposing of certain assets or businesses of the Issuer any of its subsidiaries, and making certain governance changes including hiring or terminating the Issuer’s chief executive officer and appointing or removing the chairperson of the Board.

CUSIP No. 77634L 105	Schedule 13D	Page 14 of 17

CoyCo 1 and CoyCo 2 are prohibited from, directly or indirectly selling, transferring, pledging, encumbering, assigning or otherwise disposing of any shares of the Issuer without the Board’s prior written consent for a period of eighteen months from the date of the Closing, subject to certain exceptions, including the right to sell up to 20% of their shares pursuant to the exercise of their piggyback registration rights under the Registration Rights Agreement (as defined below) following the six-month anniversary of the date of the closing of the Transactions.

CoyCo 1 and CoyCo 2 are subject to customary standstill provisions, which are applicable to purchases of debt as well as equity securities and include prohibitions on hedging activities, until the later of (i) such time as the Ownership Percentage is less than 25% of the Diluted Common Shares and (ii) the third anniversary of the Closing.

If the Issuer proposes to offer any equity or equity linked security to any person, then the Issuer is required to first offer the CoyCo 1 and CoyCo 2 the right to purchase a portion of such securities up to their Ownership Percentage. If CoyCo 1 and CoyCo 2 do not exercise this purchase right within 30 days of receiving notice of the proposed offering, then the Issuer has 120 days to complete the offering on terms no more favorable than those offered to CoyCo 1 and CoyCo 2.

The Investor Rights Agreement also prohibits the Issuer from commencing any self tender offers for a period of eighteen months following the date of the closing of the Transactions, unless (i) such tender offer(s) do not exceed $500,000,000 in the aggregate or (ii) such tender offer is approved by the Board, which majority must include at least two directors who are not TCP-ASC designees and who qualify as “independent” directors as defined in the listing standards of Nasdaq (or other United States national securities exchange that the Company Common Stock is listed upon, if any); provided, that there be no more than two such approved tender offers.

The Issuer is required to pay directly or reimburse CoyCo 1 and CoyCo 2 for certain reasonable, documented, out-of-pocket travel and other business expenses that arise in connection with or directly relate to CoyCo 1 and CoyCo 2’s performance under the Investor Rights Agreement or otherwise relating to the management and oversight of CoyCo 1 and CoyCo 2’s investment in the Issuer, subject to a certain cap per fiscal year.

Registration Rights Agreement

Simultaneously with the Closing, CoyCo 1 and CoyCo 2 entered into a Registration Rights Agreement with the Issuer, TCP-ASC, IHC Health Services, Inc. (“IHC”) and certain other persons named therein (the “Registration Rights Agreement”). The Registration Rights Agreement provides CoyCo 1 and CoyCo 2 may in the aggregate make four demands for registration (of which no more than one may be on a form other than Form S-3) and no more than three demands during any twelve-month period. IHC may only make one such demand for registration pursuant to a registration statement on Form S-3 and TCP-ASC may only make five demands for registration (of which no more than three may be on a form other than Form S-3) and no more than three demands during any 12 month period. The Registration Rights Agreement also contains customary piggyback rights, market-standoff, indemnification and expense reimbursement provisions.

The foregoing descriptions of the Transaction Agreement, Investor Rights Agreement and Registration Rights Agreement are not intended to be complete and are qualified in its entirety by reference to the full text of such agreements, which are filed as Exhibit 2, Exhibit 3 and Exhibit 4 hereto, respectively and the full text of which is incorporated herein by reference.

Except for the joint filing agreement between and among the Reporting Persons attached as Exhibit 1 and other than as described in this Statement, to the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons or between the Reporting Persons and any other persons with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

CUSIP No. 77634L 105	Schedule 13D	Page 15 of 17

Item 7. Materials to be Filed as Exhibits.

Exhibit No.	Description

1.	Joint Filing Agreement

2.	Transaction Agreement and Plan of Merger, dated as of January 9, 2022 among the Issuer, New R1, R1 Merger Sub and CoyCo 1 and CoyCo 2 (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by the Issuer with the SEC on January 11, 2022).

3.	Investor Rights Agreement. Dated June 21, 2022, by and among the IusserCoyco 1, L.P. and Coyco 2, L.P. (incorporated by reference to Exhibit 4.3 to the Current Report on Form 8-K filed by the Issuer with the SEC on June 21, 2022).

4.	Second Amended and Restated Registration Rights Agreement between the Issuer, Old R1, TCP-ASC ACHI Series LLLP, IHC Health Services, Inc., LifePoint Health, Inc., Coyco 1, L.P. and Coyco 2, L.P. (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K filed by the Issuer with the SEC on June 21, 2022).

CUSIP No. 77634L 105	Schedule 13D	Page 16 of 17

Signatures

After reasonable inquiry and to the best knowledge and belief of the undersigned, such person certifies that the information set forth in this Statement with respect to such person is true, complete and correct.

Dated: July 1, 2022

CoyCo 1, L.P.

By:	/s/ Adam B. Weinstein
Name: Adam B. Weinstein
Title: Vice President

CoyCo 2, L.P.; By its General Partner CoyCo GP, L.L.C.

By:	/s/ Adam B. Weinstein
Name: Adam B. Weinstein
Title: Vice President

CoyCo GP, L.L.C.

By:	/s/ Adam B. Weinstein
Name: Adam B. Weinstein
Title: Vice President

New Mountain Partners V (AIV-D), L.P.; By its General Partner New Mountain Investments V, L.L.C.

By:	/s/ Adam B. Weinstein
Name: Adam B. Weinstein
Title: Authorized Signatory

CUSIP No. 77634L 105	Schedule 13D	Page 17 of 17

New Mountain Investments V, L.L.C.

By:	/s/ Adam B. Weinstein
Name: Adam B. Weinstein
Title: Authorized Signatory

New Mountain Capital Group, L.P.; By its General Partner NM Holdings GP, L.L.C.

By:	/s/ Adam B. Weinstein
Name: Adam B. Weinstein
Title: Authorized Signatory

NM Holdings GP, L.L.C.

By:	/s/ Adam B. Weinstein
Name: Adam B. Weinstein
Title: Authorized Signatory

Steven B. Klinsky

/s/ Steven B. Klinsky